VIA EDGAR

October 23, 2020

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Thomas Jones

Re:	Ebang International Holding Inc. (CIK No. 0001799290)
Registration Statement on Form F-1 Filed on October 23, 2020
File No. 333-249647

Dear Mr. Jones:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Ebang International Holding Inc(the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at 5:00 pm, Eastern Time, on October 27, 2020, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

The Company understands that Univest Securities, LLC, acting as placement agent, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

Ebang International Holding Inc.

By:	/s/ Dong Hu
Name: Dong Hu
Title: Chairman and Chief Executive Officer